Exhibit 4.15

AMENDMENT NUMBER NINE
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN
WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”);
WHEREAS, the Plan was most recently amended and restated, effective as of January 1, 2014;
WHEREAS, the Company desires to update the membership of its Investment Management Committee, which committee oversees the investment of the Plan’s assets and has certain other responsibilities with respect to the Plan, to reflect recent leadership changes at the Company; and
WHEREAS, the Company desires to amend the Plan accordingly.
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, effective as of August 1, 2019, the definition of “Committee” set forth in Section 2(10) of the Plan hereby is amended to read as follows:
    (10) Committee. The Investment Management Committee of the Company, consisting of the Chief Executive Officer; Chief Financial Officer; Vice President Human Resources; Treasurer; and Vice President, Financial Analysis and Strategic Planning of the Company, or any successors thereto. References herein to the Committee also shall include any person or entity to whom the Committee has delegated any of its authority pursuant to Section 10.3 to the extent of the delegation.

* * * * *

IN WITNESS WHEREOF, the Company has caused this Amendment Number Nine to be executed by its duly authorized officers this 23rd day of July, 2019.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ Daniel J. DeWitt
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources